Mail Stop 4561

August 5, 2008

Mr. George F. McKenzie
President and Chief Executive Officer
Washington Real Estate Investment Trust
6110 Executive Boulevard
Suite 800
Rockville, MD 20852

> **Re:** **Washington Real Estate Investment Trust**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 02/29/08**
> **Definitive Proxy Statements**
> **Filed 04/4/08 and 04/14/08**
> **File No. 001-06622**

Dear Mr. McKenzie:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief